EXHIBIT 99.(a)1.3

FOSTER WHEELER LTD.

Offering of up to 9,893,037 Common Shares
Issuable Upon Exercise of Class A Warrants and Class B Warrants

EACH OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 27, 2006, WHICH WE REFER TO AS THE EXPIRATION DATE, UNLESS EXTENDED BY US. YOU MAY WITHDRAW YOUR ELECTION TO EXERCISE WARRANTS AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. WE RESERVE THE RIGHT TO EXTEND ONLY ONE, BOTH OR NONE OF THE OFFERS IN OUR DISCRETION.

December 28, 2005

To Brokers, Dealers, Commercial Banks,
Trust Companies, Other Nominees and Depositary Trust Company Participants:

     Until 5:00 p.m., New York City time, on January 27, 2006, unless extended (the “Expiration Date”), Foster Wheeler Ltd. (the “Company”) is offering to increase the number of common shares issuable upon the exercise of its outstanding warrants, on the terms and subject to the conditions described in the Prospectus, dated December 28, 2005 (the “Prospectus”) and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Prospectus, the “Offer Documents”).

     As described in the Offer Documents, each warrant currently entitles its owner to purchase, in the case of the Class A warrants, 1.6841 common shares and, in the case of the Class B warrants, 0.0723 common shares, at a price of $9.378 per common share issuable thereunder. However, beginning on the date hereof and without increasing the exercise price of the warrants, upon the exercise of any warrant prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will issue:

  0.0865 common shares per each Class A warrant exercised, in addition to the 1.6841 common shares issuable pursuant to the terms of the Class A warrants (the “Class A Offer”); and

  0.0018 common shares per each Class B warrant exercised, in addition to the 0.0723 common shares issuable pursuant to the terms of the Class B warrants (the “Class B Offer” and, together with the Class A Offer, the “Offers”).

     Pursuant to the Offers, the current exercise price per warrant of $9.378 per common share issuable thereunder will not be increased. Consequently, as adjusted for the Offers the effective exercise price will be reduced, in the case of the Class A warrants, to $8.92 per common share issuable thereunder and, in the case of the Class B warrants, to $9.15 per share issuable thereunder. See the section entitled “Description of the Offers” in the Prospectus for a complete description of the terms and conditions of the Offers.

     For your information and for forwarding to your clients for whom you hold warrants registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Prospectus;

2.	The Letter of Transmittal for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal with manual signature(s) may also be used; and

3.
A letter that may be sent to your clients for whose accounts you hold warrants registered in your name or in the name of your nominee, with space provided for obtaining each such client’s instructions with respect to the Offers.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

     Any inquiries you may have with respect to the Offers or requests for additional copies of the enclosed materials should be addressed to the information agent at its address and telephone number set forth on the back cover page of the Prospectus.

Very truly yours,
FOSTER WHEELER LTD.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED MATERIALS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY, THE INFORMATION AGENT OR THE WARRANT AGENT, OR OF ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THE FOREGOING IN CONNECTION WITH THE OFFERS OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.